SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom	News and Information	(847) 955-3939
Albert Trefts, Jr.	Investor Relations	(847) 955-3821
CNH Reports First Quarter 2006 Net Income of $43 million, up $28 million from the First Quarter 2005
■ Strong customer response to new brand focus
■ Equipment Operations first quarter margins higher
■ Full-year 2006 outlook stronger, with an expected range of diluted EPS of $1.30 to $1.40
LAKE FOREST, Illinois (May 2, 2006) — CNH Global N.V. (NYSE:CNH) today reported first quarter 2006 net income of $43 million, compared to net income of $15 million in the first quarter of 2005. Results include restructuring charges, net of tax, of $3 million in the first quarter of 2006, and $4 million in the first quarter of 2005. First quarter diluted earnings per share were $0.18, compared with $0.06 in 2005. Before restructuring, net of tax, first quarter diluted earnings were $0.20 per share, compared with $0.08 in 2005.
“Our results show that CNH’s renewed focus on customers and dealers, through its new global brand structure implemented last year, is gaining traction,” said Harold Boyanovsky, CNH president and chief executive officer. “Our global brands organization – Case IH and New Holland in agricultural equipment and Case and New Holland Construction in construction equipment – is making an impact in the marketplace. We now expect our net sales of equipment for the full year will rise by about 5 to 10%.
“We are particularly pleased by the 2 percentage point improvement in our Equipment Operations gross margin,” Boyanovsky said. “We are on track for another year of improved results.”
Highlights for the quarter included the following:
•	Case IH launched 10 new models of its highest horsepower agricultural tractors, featuring new Tier 3 compliant engines and innovative fuel-savings options

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including high pressure fuel injection systems and AutoShift and Powershift transmissions.

•	New Holland introduced new models of its highest horsepower agricultural tractors with Tier 3 compliant engines.

•	Case Construction launched two models of crawler excavators with Tier 3 compliant engines.

•	New Holland Construction introduced a new line of five backhoe loaders and launched two new models of compact wheel loaders and new styling for its entire product offering.

•	Pricing, in the quarter, was higher than all economics and currency related cost increases, resulting in positive net recovery. Pricing was strongest in North America. Raw material cost increases are moderating, except for oil related commodities which are continuing to increase.

•	Research and development spending increased in the quarter from the same period in 2005, reflecting CNH’s investments in quality and product differentiation.

•	Inventory levels at the end of the first quarter 2006, in terms of days supply, were the same as at the end of the first quarter last year.

•	CNH Equipment Operations $500 million bond offering, completed in the quarter, is facilitating further repayment of debt to Fiat and debt guaranteed by Fiat.
EQUIPMENT OPERATIONS — First Quarter Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $3.0 billion for the 2006 first quarter, compared to $2.8 billion for the same period in 2005. Net of currency variations, net sales increased by 6% over the prior year’s first quarter, including approximately 2% pricing.
Agricultural Equipment Net Sales
•	Agricultural equipment net sales were $2.0 billion for the first quarter, essentially at the same level as the prior year, but up 2% excluding currency variations.

•	Excluding currency variations, sales in North America are up 7% and sales in Rest-of-World markets were up 14%, while sales in Western Europe declined by 4%. Excluding currency variations, sales in Latin America declined by 18% as the market for combines has continued to decline, more than anticipated.

•	Total retail unit sales of CNH’s agricultural tractors and combines increased by approximately 11% compared to the first quarter last year. First quarter 2006 production of agricultural tractors and combines was approximately 23% higher than retail, following the company’s normal seasonal pattern to increase company and dealer inventories in anticipation of the spring selling season.
Construction Equipment Net Sales
•	Net sales of construction equipment were approximately $1.0 billion for the first quarter, an increase of 14% compared to approximately $0.9 billion in the first quarter of last year, and up 16% excluding currency variations.

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•	Excluding currency variations, sales in North America were up 13%, in Latin America up 50%, in Rest-of-World markets up 40%, and in Western Europe sales were up 6%.

•	Total retail unit sales of CNH’s major construction equipment products increased by approximately 21% compared to the first quarter last year. Production was higher than retail by approximately 13%.
Gross Margin
Equipment Operations gross margin (defined as net sales of equipment less cost of goods sold) for agricultural and construction equipment was $488 million in the first quarter of 2006, compared to $409 million in the first quarter of last year. As a percent of net sales, gross margin was 16.5% for the first quarter of 2006, up 2 percentage points from the first quarter of 2005.
•	Agricultural equipment gross margin increased in both dollars and as a percent of net sales compared to the prior year’s first quarter. The improvement was more than accounted for by positive net pricing which was higher than currency and economics cost changes.

•	Construction equipment gross margin also increased in both dollars and as a percent of net sales. Higher volume, mix, positive net price recovery and manufacturing efficiencies contributed to the improvement.
Industrial Operating Margin
Equipment Operations industrial operating margin (defined as net sales of equipment, less cost of goods sold, SG&A and R&D costs) was $154 million in the first quarter of 2006, or 5.2% of net sales, compared to $99 million or 3.5% of net sales in the same period of 2005. The improvement was driven by the higher Equipment Operations gross margin, noted above. Increased investments in R&D to improve product quality and increase product differentiation by brand, were partial offsets to the gross margin improvement. SG&A remained constant as a percent of net sales. Currency variations related to SG&A costs were favorable.
Adjusted EBITDA
Adjusted EBITDA for Equipment Operations (defined as net income excluding net interest expense, income tax provision (benefit), depreciation and amortization and restructuring) was $157 million for the quarter, or 5.3% of net sales, compared to $130 million in the first quarter of 2005, or 4.6% of net sales. Interest coverage, on a last 12 months basis (defined as total adjusted EBITDA for the past 12 months divided by total net interest expense for the past 12 months) was 3.9 times for the period ending March 31, 2006, compared with 3.0 times for the similar period ending March 31, 2005.
FINANCIAL SERVICES – First Quarter Financial Results
Financial Services operations reported net income of $52 million, compared to $49 million for the first quarter last year. In the first quarter of 2006, Financial Services in the U.S. closed a $1.2 billion retail asset backed securitization (“ABS”) transaction. In

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the first quarter of 2005, Financial Services closed a $1.4 billion ABS transaction. Financial Services recorded higher credit losses in the first quarter of 2006 than in the first quarter of 2005, primarily related to its operations in Brazil.
NET DEBT AND OPERATING CASH FLOW
Equipment Operations Net Debt (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables) was $0.6 billion at March 31, 2006, compared to $0.7 billion at December 31, 2005 and $1.6 billion at March 31, 2005. Net debt to net capitalization was 10.8% at March 31, 2006, down from 12.5% at December 31, 2005. Net debt decreased in the quarter principally because of the $122 million of cash generated by operating activities.
Cash generation was positive as improved net income and changes in accruals more than offset the small increase in working capital in the period. Working capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payables), net of currency variations, increased by approximately $80 million in the quarter, substantially less than the $466 million increase in the first quarter of 2005. At incurred currency rates, working capital at March 31, 2006 was $2.2 billion, compared to $2.1 billion on December 31, 2005 and to $2.8 billion on March 31, 2005.
Financial Services Net Debt increased by approximately $240 million to $4.0 billion at March 31, 2006 from December 31, 2005, reflecting increases in the receivables portfolio, mostly in North America.
AGRICULTURAL EQUIPMENT MARKET OUTLOOK FOR 2006
CNH believes that for the full year 2006, worldwide industry unit retail sales of agricultural tractors will be slightly higher than in 2005. Industry unit retail sales of under-40 horsepower tractors in North America are expected to be down 5 to 10% from the high levels of 2005. Sales of over-40 horsepower tractors in North America are expected to remain at about the same level as in 2005. Agricultural tractor markets in Western Europe and Latin America could be down as much as 5%, but tractor industry unit retail sales in Rest-of-World markets are now expected to be up from 10 to 15%.
Worldwide industry unit retail sales of combine harvesters may be down about 10%, with North America down about 5% and Western Europe and Rest-of-World Markets down 5 to 10%. Industry sales in Latin America could be down 30 to 35%, continuing the decline which started in the fourth quarter of 2004.
CONSTRUCTION EQUIPMENT MARKET OUTLOOK FOR 2006
CNH believes that for the full year 2006, worldwide industry unit retail sales of construction equipment will be stronger than in 2005. Worldwide industry unit retail sales of heavy construction equipment are expected to increase by 5 to 10%, led by

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increases of 10 to 15% in the North American and Rest-of-World markets. Industry unit sales in Western Europe and Latin America should be flat to perhaps down 5%.
Worldwide industry unit retail sales of light construction equipment also could be up 5 to 10%, with sales in North America, Latin America and Rest-of-World Markets all up 5 to 10%. In Western Europe, industry retail unit sales are expected to be flat to up as much as 5% compared with full year 2005.
CNH OUTLOOK FOR 2006
CNH expects that its net sales of equipment for the full year will increase in the range of 5 to 10%. Continuing pricing and ongoing margin improvements at Equipment Operations will drive better results. Profitability at Financial Services is expected to be up slightly compared with 2005 results. Results of CNH’s joint ventures are expected to remain in line with 2005. The benefit of the improvement at Equipment Operations will be partially offset by an increase in CNH’s effective tax rate, as previously stated.
CNH anticipates that 2006 diluted earnings per share, before restructuring, net of tax, should be in the range of $1.30 to $1.40, compared with $0.95 for the full year 2005.
Full-year restructuring costs, net of tax, are expected to be slightly higher than in 2005, as CNH recognizes the balance of the costs related to the planned manufacturing rationalization in Europe.
The company’s previously announced $120 million contribution to its U.S. defined benefit pension plan was made in April, 2006. After considering this contribution, Equipment Operations expects to generate cash and to use that cash to further reduce its net debt by approximately $250 million, as compared with year-end 2005 levels.
###
CNH management will hold a conference call later today to review its first quarter results. The conference call Webcast will begin at approximately 10:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.
CNH Case New Holland is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found online at www.cnh.com.
Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may

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include terminology such as “may,” “will,” “expect,”, “could”, “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2005.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

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CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance (1)

	Worldwide	N.A.	W.E	L.A.	ROW
	’06 B(W)	’06 B(W)	’06 B(W)	’06 B(W)	’06 B(W)
First Quarter 2006 Industry Unit Sales Preliminary Estimate Compared with First Quarter 2005 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	3%	n/a	n/a	n/a
- Over 40 horsepower	n/a	4%	n/a	n/a	n/a
Total Tractors	14%	4%	2%	(4)%	33%
Combine Harvesters	(12)%	9%	(12)%	(37)%	4%
Total Tractors and Combines	13%	4%	1%	(8)%	32%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	6%	(1)%	(11)%	13%	25%
Skid Steer Loaders	5%	2%	(6)%	77%	27%
Other Light Equipment	16%	47%	8%	29%	9%
Total Light Equipment	11%	15%	4%	27%	14%
Total Heavy Equipment	14%	25%	(4)%	17%	16%
Total Light & Heavy Equipment	12%	18%	2%	21%	15%

Second Quarter 2006 Industry Unit Sales Forecast Compared with Second Quarter 2005 Actual

Agricultural Equipment:
Agricultural Tractors	0-5%	(0-5)%	~(5)%	FLAT	~20%
Combine Harvesters	~(10)%	(10-15)%	(0-5)%	(35-40)%	(5-10)%

Construction Equipment:
Total Light Equipment	5-10%	10-15%	0-5%	10-15%	5-10%
Total Heavy Equipment	5-10%	5-10%	0-5%	(0-5)%	10-15%

Full Year 2006 Industry Unit Sales Forecast Compared with Full Year 2005 Estimated Actual
Agricultural Equipment:
Agricultural Tractors	0-5%	(0-5)%	(0-5)%	(0-5)%	10-15%
Combine Harvesters	~(10)%	~(5)%	(5-10)%	(30-35)%	(5-10)%

Construction Equipment:
Total Light Equipment	5-10%	5-10%	0-5%	5-10%	5-10%
Total Heavy Equipment	5-10%	10-15%	(0-5)%	(0-5)%	10-15%

(1) Excluding India

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CNH Global N.V.
Estimates of 2005 Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E	L.A.	ROW
	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)
1st Qtr ‘05 Industry Unit Sales Revised Estimate Compared with 1st Qtr ‘04 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	0%	n/a	n/a	n/a
- Over 40 horsepower	n/a	14%	n/a	n/a	n/a
Total Tractors	5%	6%	(2)%	(3)%	12%
Combine Harvesters	(16)%	39%	9%	(55)%	28%
Total Tractors and Combines	5%	7%	(1)%	(16)%	12%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	28%	23%	6%	79%	42%
Skid Steer Loaders	6%	4%	26%	4%	3%
Other Light Equipment	20%	50%	16%	29%	12%
Total Light Equipment	17%	18%	16%	53%	16%
Total Heavy Equipment	0%	20%	12%	33%	(16)%
Total Light & Heavy Equipment	10%	19%	14%	42%	(3)%

2nd Qtr ‘05 Industry Unit Sales Revised Estimate Compared with 2nd Qtr ‘04 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(7)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	7%	n/a	n/a	n/a
Total Tractors	4%	(2)%	(3)%	(21)%	25%
Combine Harvesters	(9)%	2%	9%	(66)%	18%
Total Tractors and Combines	3%	(2)%	(2)%	(27)%	25%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	15%	5%	8%	63%	28%
Skid Steer Loaders	3%	(5)%	10%	74%	39%
Other Light Equipment	22%	38%	14%	122%	26%
Total Light Equipment	15%	8%	13%	69%	28%
Total Heavy Equipment	13%	21%	(1)%	44%	12%
Total Light & Heavy Equipment	14%	12%	9%	54%	19%

3rd Qtr ‘05 Industry Unit Sales Revised Estimate Compared with 3rd Qtr ‘04 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(7)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	3%	n/a	n/a	n/a
Total Tractors	10%	(3)%	(9)%	(26)%	46%
Combine Harvesters	(12)%	2%	4%	(68)%	44%
Total Tractors and Combines	9%	(3)%	(8)%	(31)%	46%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	12%	11%	(16)%	21%	31%
Skid Steer Loaders	9%	9%	(11)%	44%	28%
Other Light Equipment	15%	38%	5%	58%	15%
Total Light Equipment	13%	18%	0%	30%	20%
Total Heavy Equipment	13%	13%	(1)%	15%	19%
Total Light & Heavy Equipment	13%	16%	0%	21%	20%

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CNH Global N.V.
Estimates of 2005 Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E	L.A.	ROW
	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)	’05 B(W)
4th Qtr ‘05 Industry Unit Sales Revised Estimate Compared with 4th Qtr ‘04 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	5%	n/a	n/a	n/a
- Over 40 horsepower	n/a	(2)%	n/a	n/a	n/a
Total Tractors	12%	1%	(11)%	(20)%	60%
Combine Harvesters	(19)%	(14)%	20%	(45)%	(12)%
Total Tractors and Combines	11%	1%	(11)%	(23)%	58%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	10%	20%	0%	41%	22%
Skid Steer Loaders	0%	(1)%	11%	6%	(3)%
Other Light Equipment	14%	32%	0%	16%	21%
Total Light Equipment	9%	7%	2%	28%	18%
Total Heavy Equipment	7%	8%	(5)%	0%	15%
Total Light & Heavy Equipment	8%	7%	0%	12%	17%

Full Year 2005 Industry Unit Sales Revised Estimate Compared with Full Year 2004 Actual
Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(4)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	5%	n/a	n/a	n/a
Total Tractors	8%	0%	(6)%	(19)%	34%
Combine Harvesters	(14)%	1%	10%	(58)%	19%
Total Tractors and Combines	7%	0%	(6)%	(25)%	34%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	15%	9%	(1)%	47%	30%
Skid Steer Loaders	4%	1%	8%	32%	16%
Other Light Equipment	18%	39%	9%	45%	18%
Total Light Equipment	13%	12%	8%	43%	20%
Total Heavy Equipment	8%	15%	1%	21%	5%
Total Light & Heavy Equipment	11%	13%	6%	30%	13%

(1) Excluding India

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CNH Global N.V.
Revenues and Net Sales
(Unaudited)

	Three Months Ended
	March 31,
			%
	2006	2005	Change
	(In Millions)
Revenues:
Net sales
Agricultural equipment	$1,935	$1,931	—
Construction equipment	1,015	892	14%

Total net sales	2,950	2,823	4%

Financial services	223	187	19%
Eliminations and other	(12)	(7)

Total revenues	$3,161	$3,003	5%

Net sales:
North America	$1,434	$1,300	10%
Western Europe	833	924	(10%)
Latin America	229	200	15%
Rest of World	454	399	14%

Total net sales	$2,950	$2,823	4%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	March 31,		March 31,		March 31,
	2006	2005	2006	2005	2006	2005
	(In Millions, except per share data)
Revenues
Net sales	$2,950	$2,823	$2,950	$2,823	$—	$—
Finance and interest income	211	180	40	26	223	187

Total	3,161	3,003	2,990	2,849	223	187

Costs and Expenses
Cost of goods sold	2,462	2,414	2,462	2,414	—	—
Selling, general and administrative	307	290	250	241	57	48
Research and development	84	69	84	69	—	—
Restructuring	4	5	4	5	—	—
Interest expense	139	131	81	84	77	59
Interest compensation to Financial Services	—	—	50	32	—	—
Other, net	97	71	66	50	15	10

Total	3,093	2,980	2,997	2,895	149	117

Income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	68	23	(7)	(46)	74	70
Income tax provision (benefit)	30	13	6	(9)	24	23
Minority interest	7	4	6	4	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	52	49	2	2
Equipment Operations	10	7	10	7	—	—

Net income	$43	$15	$43	$15	$52	$49

Weighted average shares outstanding:
Basic	145.1	133.9

Diluted	235.5	234.2

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.32	$0.08

EPS	$0.30	$0.06

Diluted:
EPS before restructuring, net of tax	$0.20	$0.08

EPS	$0.18	$0.06

Dividends per share	$—	$—

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2006	2005	2006	2005	2006	2005
	(In Millions)
Assets
Cash and cash equivalents	$1,194	$1,245	$827	$858	$367	$387
Deposits in Fiat affiliates cash management pools	560	580	557	578	3	2
Accounts, notes receivable and other — net	6,171	5,841	1,295	1,243	4,910	4,670
Intersegment notes receivable	—	—	1,199	1,067	—	—
Inventories	2,665	2,466	2,665	2,466	—	—
Property, plant and equipment — net	1,305	1,311	1,297	1,303	8	8
Equipment on operating leases — net	185	180	—	—	185	180
Investment in Financial Services	—	—	1,650	1,587	—	—
Investments in unconsolidated affiliates	452	449	367	353	85	96
Goodwill and intangibles	3,153	3,163	3,008	3,018	145	145
Other assets	2,065	2,083	1,477	1,486	588	597

Total Assets	$17,750	$17,318	$14,342	$13,959	$6,291	$6,085

Liabilities and Equity
Short-term debt	$1,412	$1,522	$679	$826	$733	$696
Intersegment short-term debt	—	—	—	—	1,199	1,067
Accounts payable	1,779	1,609	1,756	1,641	45	32
Long-term debt	4,943	4,765	2,525	2,396	2,418	2,369
Intersegment long-term debt	—	—	—	—	—	—
Accrued and other liabilities	4,469	4,370	4,235	4,044	246	334

Total Liabilities	12,603	12,266	9,195	8,907	4,641	4,498
Equity	5,147	5,052	5,147	5,052	1,650	1,587

Total Liabilities and Equity	$17,750	$17,318	$14,342	$13,959	$6,291	$6,085

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”)	$4,601	$4,462	$621	$719	$3,980	$3,743

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months ended		Three Months ended		Three Months ended
	March 31,		March 31,		March 31,
	2006	2005	2006	2005	2006	2005
	(In Millions)
Operating Activities:
Net income	$43	$15	$43	$15	$52	$49
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	74	74	63	61	11	13
Intersegment activity	—	—	(70)	(55)	70	55
Changes in operating assets and liabilities	(281)	(567)	67	(246)	(348)	(321)
Other, net	56	17	19	(32)	(15)	—

Net cash from operating activities	(108)	(461)	122	(257)	(230)	(204)

Investing Activities:
Expenditures for property, plant and equipment	(25)	(17)	(24)	(17)	(1)	—
Expenditures for equipment on operating leases	(28)	(12)	—	—	(28)	(12)
Net (additions) collections from retail receivables and related securitizations	102	526	—	—	102	526
Net (deposits in) withdrawals from Fiat affiliates cash management pools	16	(114)	17	(117)	(1)	3
Other, net	50	23	37	(8)	13	31

Net cash from investing activities	115	406	30	(142)	85	548

Financing Activities:
Intersegment activity	—	—	(132)	47	132	(47)
Net increase (decrease) in indebtedness	(66)	(134)	(42)	86	(24)	(220)
Dividends paid	—	—	—	—	—	—
Other, net	(9)	—	(9)	—	—	—

Net cash from financing activities	(75)	(134)	(183)	133	108	(267)

Other, net	17	(10)	—	(2)	17	(8)

Increase (decrease) in cash and cash equivalents	(51)	(199)	(31)	(268)	(20)	69
Cash and cash equivalents, beginning of period	1,245	931	858	637	387	294

Cash and cash equivalents, end of period	$1,194	$732	$827	$369	$367	$363

     See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2005 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2006 and any subsequently filed Annual Reports on Form 20-F of the Company.

CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of the date of these statements, Fiat owned approximately 90% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

Reclassifications

Certain reclassifications of prior year amounts have been made in order to conform to the current year presentation.
2.	Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are described more fully in “Note 18: Option and Incentive Plans”, to our 2005 Form 20-F. In January 2006, CNH adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123 Revised, “Share Based Payment” (“SFAS No. 123 Revised”). SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement has been applied using a Modified Prospective Method, under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. Adopting SFAS No. 123 Revised did not have a material impact on the Company’s financial statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 “Share Based Payment” to all stock-based compensation for the three months ended March 31, 2005:

Amount
(in Millions, except per share
data)
Net income, as reported	$15
Add: Stock-based employee compensation expense included in reported net income, net of tax	—

Deduct: Total stock-based employee compensation expense determined under fair value based methods, net of tax	(1)

Pro forma net income	14
Earnings allocated to Series A Preferred Stock	(7)

Pro forma net income available to common shareholders	$7

Weighted average shares:
Basic	133.9

Diluted	234.2

Earnings per share (“EPS”):
As reported:
Basic	$0.06

Diluted	$0.06

Pro forma:
Basic	$0.06

Diluted	$0.06

3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $4.9 billion and $4.7 billion at March 31, 2006 and December 31, 2005, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of March 31, 2006 and December 31, 2005, $3.1 billion remained outstanding under these programs. Included in the securitized or discounted wholesale receivables without recourse amount noted above is a wholesale securitization program in Europe under which Equipment Operations entities sell receivables while a Financial Services subsidiary subscribes to notes representing undivided retained interests. At March 31, 2006 and December 31, 2005, the amounts outstanding under this program were $688 million and $709 million, respectively and Financial Services had an undivided retained interest of $215 million and $251 million, respectively.

4.	Inventories — Inventories as of March 31, 2006 and December 31, 2005 consist of the following:

	March 31,	December 31,
	2006	2005
	(in Millions)
Raw materials	$547	$494
Work-in-process	243	195
Finished goods and parts	1,875	1,777

Total Inventories	$2,665	$2,466

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the three months ended March 31, 2006:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	March 31,
	2006	Amortization	and Other	2006
	(in Millions)
Goodwill	$2,388	$—	$2	$2,390

Intangibles	775	(12)	—	763

Total Goodwill and Intangibles	$3,163	$(12)	$2	$3,153

As of March 31, 2006 and December 31, 2005, the Company’s intangible assets and related accumulated amortization consisted of the following:

		March 31, 2006			December 31, 2005
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
		(in Millions)
Intangible assets
subject to amortization:
Engineering drawings	20	$335	$107	$228	$335	$103	$232
Dealer Network	25	216	55	161	216	53	163
Software	5	50	40	10	50	37	13
Other	10-30	116	51	65	116	48	68

		717	253	464	717	241	476

Intangible assets
not subject to amortization:
Trademarks		273	—	273	273	—	273
Pension		26	—	26	26	—	26

		$1,016	$253	$763	$1,016	$241	$775

CNH recorded amortization expense of approximately $12 million for the three months ended March 31, 2006. CNH recorded amortization expense of approximately $46 million for the year ended December 31, 2005. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2006 to 2010 is approximately $48 million. As acquisitions and dispositions occur in the future and as currency fluctuates, these amounts may vary.

Any reduction in valuation allowances recorded against deferred tax assets of Case Corporation and its subsidiaries as of the Case Corporation acquisition date have in the past and will, in the future, be treated as a reduction of goodwill and will not impact future periods’ tax expense.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
6.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt”) as of March 31, 2006 and December 31, 2005:

	Consolidated		Equipment Operations		Financial Services
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2006	2005	2006	2005	2006	2005
	(in Millions)
Short-term debt:
With Fiat Affiliates	$539	$565	$437	$479	$102	$86
Other	873	957	242	347	631	610
Intersegment	—	—	—	—	1,199	1,067

Total short-term debt	1,412	1,522	679	826	1,932	1,763

Long-term debt:
With Fiat Affiliates	180	546	—	374	180	172
Other	4,763	4,219	2,525	2,022	2,238	2,197
Intersegment	—	—	—	—	—	—

Total long-term debt	4,943	4,765	2,525	2,396	2,418	2,369

Total debt:
With Fiat Affiliates	719	1,111	437	853	282	258
Other	5,636	5,176	2,767	2,369	2,869	2,807
Intersegment	—	—	—	—	1,199	1,067

Total debt	6,355	6,287	3,204	3,222	4,350	4,132

Less:
Cash and cash equivalent	1,194	1,245	827	858	367	387
Deposits in Fiat affiliates cash management pools	560	580	557	578	3	2
Intersegment notes receivable	—	—	1,199	1,067	—	—

Net Debt	$4,601	$4,462	$621	$719	$3,980	$3,743

At March 31, 2006, CNH had approximately $3.7 billion available under $6.6 billion total lines of credit and asset-backed facilities.

On March 3, 2006, Case New Holland, Inc. completed a private offering of $500 million of debt securities at an annual fixed rate of 7.125% (the “7.125% Senior Notes”). The 7.125% Senior Notes, which are fully and unconditionally guaranteed by CNH and certain of our direct and indirect subsidiaries, are due 2014. Proceeds from the offering are being used to refinance debt.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

7.	Income Taxes — For the three months ended March 31, 2006 and 2005, effective income tax rates were 44.1% and 56.5% respectively. For 2006 and 2005, tax rates differ from the Dutch statutory rate of 31.5% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized and higher tax rates in certain jurisdictions.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
8.	Restructuring — During the three months ended March 31, 2006 and 2005, CNH expensed approximately $4 million and $5 million of restructuring costs, respectively. The restructuring costs primarily relate to severance and other costs incurred due to headcount reductions, plant closures and CNH’s recently announced brand initiatives.

During the three months ended March 31, 2006 and 2005, CNH utilized approximately $7 million and $15 million, respectively, of its total restructuring reserves. The utilized amounts primarily represent involuntary employee severance costs and costs related to the closing of facilities.

9.	Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the three months ended March 31, 2006 for this commitment is as follows:

Amount
(in Millions)
Balance, January 1, 2006	$192
Current year provision	85
Claims paid and other adjustments	(57)

Balance, March 31, 2006	$220

10.	Shareholders’ Equity — Shareholders approved a dividend of $0.25 per common share at the Annual General Meeting on April 7, 2006. The dividend will be payable on May 5, 2006 to shareholders of record at the close of business on April 28, 2006.

Pursuant to their terms, the 8 million shares of Series A Preferred Stock automatically converted into 100 million newly issued CNH common shares on March 23, 2006 in a non-cash transaction. Upon issuance, the new 100 million common shares became eligible for the $0.25 per share dividend described above. There will be no dividend on the Series A Preferred Stock as these shares are no longer outstanding.

11.	Earnings per Share — In accordance with the requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB No. 128, Earnings per Share” (“EITF No. 03-06”), undistributed earnings, which represents net income, less dividends paid to common shareholders, were allocated to the Series A Preferred Shares when they were outstanding, based on the dividend yield of the common shares, which was impacted by the price of the Company’s common shares. For purposes of the basic earnings per share calculation, CNH used the average closing price of the Company’s common shares over the last thirty trading days of the period (“Average Stock Price”). As of March 31, 2005, the Average Stock Price was $18.10 per share. Subsequent to the conversion of the Series A Preferred Stock on March 23, 2006, no allocation of earnings to the Series A Preferred Stock is required. The conversion of the Series A Preferred Stock increased weighted average basic shares by an additional 10 million shares for the quarter ended March 31, 2006 based on the number of days these shares were outstanding. During this same period, weighted average diluted shares include 90 million shares which represents the effect of the Series A Preferred Stock for the period prior to conversion.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
     The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three months ended March 31, 2006 and 2005:

	Three Months Ended
	March 31,
	2006	2005
	(in Millions, except per share data)
Basic:
Net income	$43	$15
Earnings allocated to Series A Preferred Stock	—	(7)

Net income available to common shareholders	$43	$8

Weighted average common shares outstanding — basic	145.1	133.9

Basic earnings per share	$0.30	$0.06

Diluted:
Net income	$43	$15

Weighted average common shares outstanding — basic	145.1	133.9
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	90.0	100.0
Stock Compensation Plans	0.4	0.3

Weighted average common shares outstanding — diluted	235.5	234.2

Diluted earnings per share	$0.18	$0.06

12.	Comprehensive Income (Loss) — The components of comprehensive income (loss) for the three months ended March 31, 2006 and 2005 are as follows:

	Three Months Ended
	March 31,
	2006	2005
	(in Millions)
Net income	$43	$15
Other Comprehensive income (loss), net of tax Cumulative translation adjustment	9	(46)
Deferred gains (losses) on derivative financial instruments	35	(35)
Unrealized gains (losses) on retained interests in securitized transactions	—	(7)
Minimum pension liability adjustment	(3)	—

Total	$84	$(73)

13.	Segment Information — CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services. CNH reportable segments are strategic business units that are each managed separately and offer different products and services. During late 2005, CNH reorganized its Equipment Operations into four distinct global brand structures, Case IH and New Holland in agricultural equipment and Case and New Holland Construction in construction equipment; however, as our Agricultural Equipment brands and our Construction Equipment brands individually continue to have similar operating characteristics including the nature of products and production processes, types of customers and methods of distribution, we continue to aggregate our Agricultural Equipment and Construction Equipment brands for segment reporting purposes.

\

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months ended March 31, 2006 and 2005 is as follows:

	Three months ended
	March 31,
	2006	2005 (A)
	(in Millions)
Trading profit reported to Fiat under IFRS	$165	$163

Adjustments to convert from trading profit under IFRS to U.S. GAAP income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for benefit plans	(28)	(55)
Accounting for intangible assets, primarily development costs	(2)	(2)
Restructuring	4	5
Net financial expense	(73)	(83)
Accounting for receivable securitizations and other	2	(5)

Income (loss) before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$68	$23

(A)	- During the three months ended March 31, 2005, CNH recognized $29 million of benefit plan amendment gains in trading profit under IFRS. Also see table below.
The following summarizes trading profit under IFRS by segment:

	Three Months Ended
	March 31,
	2006	2005 (A)
	(in Millions)
Agricultural Equipment	$44	$57
Construction Equipment	55	8
Financial Services	66	69
Other	—	29

Trading profit under IFRS	$165	$163

(A)	- During the three months ended March 31, 2005, CNH recognized benefit plan amendment gains in trading profit under IFRS. For comparitive purposes, the impact of these amendments is reflected on the line “Other” in the table above.
14.	Legal Proceedings — Three of the Company’s subsidiaries (together “CNH UK”), are claimants in group litigation against the Inland Revenue of the United Kingdom (“Inland Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the Inland Revenue between 1974 and 1999. CNH UK and others filed claims for return of surplus amounts. While an appeal to the House of Lords was pending, the Inland Revenue agreed to pay compensation to claimants, including CNH UK, on a conditional basis. CNH UK received surplus ACT of approximately £9.1 million ($17.1 million) in 2003 plus approximately £10.2 million ($19.2 million) in damages in 2005, again on a conditional basis. In February 2006, the House of Lords ruled that it had been wrong for claimants such as CNH UK to pay ACT, but in calculating the compensation payable to the claimants, treaty credits that had been paid to the claimant’s parent companies on receipt of the dividends in question were to be netted against any claim for an ACT refund. A hearing by the High Court is expected to consider the issue of the correct method to apply in determining how treaty credits are to be taken into account as required by the House of Lords judgment. A hearing for directions took place on March 30, 2006. At that time, the court agreed with the Inland Revenue contention that all amounts conditionally paid plus interest should be repaid to Inland Revenue. CNH UK received a request to repay the above conditionally received amounts plus interest of approximately £1.6 million ($3.0 million). Except for interest due on funds previously received by CNH UK, the requested repayment will not have an impact on the results of operations of CNH. CNH UK intends to continue to vigorously pursue its remedies with regard to this litigation.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
15.	Reconciliation of Non-GAAP Financial Measures — CNH, in its press release announcing quarterly results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.
Net Income Before Restructuring and Earnings Per Share Before Restructuring, Net of Tax

CNH defines net income before restructuring, net of tax as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax applicable to the restructuring charges.

The following table reconciles net income to net income before restructuring, net of tax and the related pro-forma computation of earnings per share:

	Three Months Ended
	March 31,
	2006	2005
	(in Millions, except per share data)
Basic:
Net income	$43	$15

Restructuring, net of tax:
Restructuring	4	5
Tax benefit	(1)	(1)

Restructuring, net of tax:	3	4

Undistributed earnings before restructuring	46	19
Earnings allocated to Series A Preferred Stock	—	(9)

Net income available to common shareholders before restructuring, net of tax	$46	$10

Weighted average common shares outstanding — basic	145.1	133.9

Basic earnings per share before restructuring, net of tax	$0.32	$0.08

Diluted:
Net income before restructuring, net of tax	$46	$19

Weighted average common shares outstanding — basic	145.1	133.9
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	90.0	100.0
Stock Compensation Plans	0.4	0.3

Weighted average common shares outstanding — diluted	235.5	234.2

Diluted earnings per share before restructuring, net of tax	$0.20	$0.08

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Industrial Gross and Operating Margin
CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended
	March 31,
	2006		2005
	(in Millions)
Net sales	$2,950	100.0%	$2,823	100.0%
Less:
Cost of goods sold	2,462	83.5%	2,414	85.5%

Gross margin	488	16.5%	409	14.5%
Less:
Selling, general and administrative	250	8.5%	241	8.5%
Research and development	84	2.8%	69	2.4%

Industrial operating margin	$154	5.2%	$99	3.5%

Adjusted EBITDA
Adjusted EBITDA means Equipment Operations net income (loss) excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for Equipment Operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.
Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash from operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.
The following table reconciles Equipment Operations net cash from operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to adjusted EBITDA.

	Three Months Ended		Twelve Months Ended
	March 31,		March 31,
	2006	2005	2006	2005
	(in Millions)
Net Cash from Operating Activities	$122	$(257)	$1,228	$653
Net Interest Expense:
Interest Expense	81	84	338	323
Less: Finance and Interest Income	(40)	(26)	(143)	(92)

Net Interest Expense	41	58	195	231
Income Tax Provision (Benefit)	6	(9)	39	(37)
Restructuring:
Equipment Operations	4	5	70	89
Financial Services	—	—	2	1
Change in Other Operating Activities	(16)	333	(772)	(248)

Adjusted EBITDA	$157	$130	$762	$689

Net sales	$2,950	$2,823	$11,933	$11,705

Adjusted EBITDA as a % of net sales	5.3%	4.6%	6.4%	5.9%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Interest Coverage Ratio
CNH defines interest coverage for Equipment Operations as adjusted EBITDA, as defined above, divided by net interest expense, as defined above.
The following table details the computation of Equipment Operations interest coverage ratio.

	Three Months Ended		Twelve Months Ended
	March 31,		March 31,
	2006	2005	2006	2005
	(in Millions, except ratios)
Adjusted EBITDA	$157	$130	$762	$689

Net Interest Expense	$41	$58	$195	$231

Interest Coverage Ratio	3.8	2.2	3.9	3.0

Net Debt
Net debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of net debt is shown below:

	Equipment Operations			Financial Services
	March 31,	December 31,	March 31,	March 31,	December 31,
	2006	2005	2005	2006	2005
Total debt	$3,204	$3,222	$4,218	$4,350	$4,132
Less:
Cash and cash equivalent	827	858	369	367	387
Deposits in Fiat affiliates cash management pools	557	578	1,237	3	2
Intersegment notes receivables	1,199	1,067	1,062	—	—

Net debt	$621	$719	$1,550	$3,980	$3,743

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Debt to Net Capitalization
Net Capitalization is defined as the summation of Net Debt and Total Shareholders’ Equity.
The calculation of Net Debt and Net Debt to Net Capitalization as of March 31, 2006 and December 31, 2005 is shown below:

	Equipment Operations
	March 31,	December 31,
	2006	2005
	(in Millions)
Net debt (as computed above)	$621	$719
Total shareholders’ equity	5,147	5,052

Net capitalization	$5,768	$5,771

Net debt to net capitalization	10.8%	12.5%

     The following table computes Total Debt to Total Capitalization, the U.S. GAAP financial measure which we believe to be most directly comparable to Net Debt to Net Capitalization.

	Equipment Operations
	March 31,	December 31,
	2006	2005
	(in Millions)
Total debt	$3,204	$3,222
Total shareholders’ equity	5,147	5,052

Total capitalization	$8,351	$8,274

Total debt to total capitalization	38.4%	38.9%

Working Capital
Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of March 31, 2006 using December 31, 2005 exchange rates. The calculation of Equipment Operations working capital is shown below:

		March 31, 2006 at
	March 31,	December 31,	December 31,	March 31,
	2006	2005 FX Rates	2005	2005
	(in Millions)
Accounts, notes receivable and other — net — Third Party	$1,269	$1,233	$1,233	$1,815
Accounts, notes receivable and other — net — Intersegment	26	25	10	85

Accounts, notes receivable and other — net — Total	1,295	1,258	1,243	1,900

Inventories	2,665	2,624	2,466	2,711

Accounts payable — Third Party	(1,750)	(1,727)	(1,580)	(1,743)
Accounts payable — Intersegment	(6)	(6)	(61)	(26)

Accounts payable — Total	(1,756)	(1,733)	(1,641)	(1,769)

Working capital	$2,204	$2,149	$2,068	$2,842

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Camillo Rossotto

Treasurer
May 3, 2006